Kontakt

www.linkedin.com/in/gosia-
dziembaj (LinkedIn)

Gosia Dziembaj

founder / designer w Foonka
Szczecin, Woj. Zachodniopomorskie, Polska

Doświadczenie

Foonka
founder / designer / FOONKA®
stycznia 2014 - Present (9 lat 6 mies.)
Szczecin

Dizeno studio projektowe
właściciel / projektant

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Wykształcenie

Zachodniopomorski Uniwersytet Technologiczny w Szczecinie
Master of Science - MS